210, 1167 Kensington Crescent NW
Calgary, Alberta
Canada  T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc.  Announces Reovirus and Cisplatin Research Supports U.S. Phase 2 Metastatic Melanoma Trial

CALGARY, AB, September 24, 2009 -- Oncolytics Biotech Inc. (TSX: ONC, NASDAQ: ONCY) (‘Oncolytics’) reported today that research led by Prof. Hardev Pandha of the Royal Surrey County Hospital, U.K., was published September 22, 2009 in the online version of Clinical Cancer Research.  The paper is entitled “Synergistic Effects of Oncolytic Reovirus and Cisplatin Chemotherapy in Murine Malignant Melanoma.”

The research demonstrated that the innate cancer killing activity of reovirus can be enhanced with a variety of commonly available therapeutic agents in models of malignant melanoma. Further, this work demonstrated that the combination of reovirus with cisplatin had the ability to nearly abrogate the production of inflammatory cytokines by the tumor cells, which is believed to augment virus replication in the tumor and improve its anti-cancer activity.

“These results provide further rationale for the Phase 2 drug combination study in patients with metastatic melanoma that was initiated today,” said Dr. Matt Coffey, Chief Operating Officer of Oncolytics. “The results further support the strategic direction of enhancing oncolytic virus killing by combining REOLYSIN® with standard chemotherapeutic agents, notably paclitaxel and carboplatin. It is clear that these drug combinations provide multiple mechanisms of enhancing the innate cancer killing characteristics of our agent.”

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of Phase I and Phase II human trials using REOLYSIN, its proprietary formulation of the human reovirus, alone and in combination with radiation or chemotherapy.  For further information about Oncolytics, please visit www.oncolyticsbiotech.com

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the implication of the materials presented in “Clinical Cancer Research” with respect to REOLYSIN, the Company’s expectations related to the results of trials investigating delivery of REOLYSIN, and the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
Oncolytics Biotech Inc. Cathy Ward 210, 1167 Kensington Cr NW Calgary, Alberta T2N 1X7 Tel: 403.670.7377 Fax: 403.283.0858 cathy.ward@oncolytics.ca	The Equicom Group Nick Hurst 325, 300 5th Ave. SW Calgary, Alberta T2P 3C4 Tel: 403.538.4845 Fax: 403.237.6916 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com